Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020

AS AT NOVEMBER 30, 2020

SIYATA MOBILE INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020

November 30, 2020

Management’s Responsibility for Financial Reporting

The following Management Discussion and Analysis (“MD&A”) reports on the operating results, financial condition and business risks of Siyata Mobile Inc. (formerly Teslin River Resources Corp.) (“Siyata” or the “Company”) and is designed to help the reader understand the results of operations and financial condition of the Company for the three and nine months ended September 30, 2020. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements for the years ended December 31, 2019 and 2018 and the notes thereto (collectively the “Financial Statements”) which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”). Other information contained in these documents has also been prepared by management and is consistent with the data contained in the Financial Statements. All dollar amounts referred to in this MD&A are expressed in Canadian dollars except where indicated otherwise.

The Company’s certifying officers, based on their knowledge, having exercised reasonable diligence, are also responsible to ensure that these filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by these filings. These Financial Statements together with the other financial information included in these filings fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the years presented in this filing. The Board of Directors approves the Financial Statements and MD&A and ensures that management has discharged its financial responsibilities. The Board’s review is accomplished principally through the Audit Committee, which meets periodically to review all financial reports, prior to filing.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This MD&A includes "forward-looking statements", within the meaning of applicable securities legislation, which are based on the opinions and estimates of management and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions, or other future performance suggested herein. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "budget", "plan", "continue", "estimate", "expect", "forecast", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar words suggesting future outcomes or statements regarding an outlook. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These forward looking statements include but are not limited to statements concerning:

●	The Company’s strategies and objectives
●	The Company’s other financial operating objectives

SIYATA MOBILE INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION (CONT’D…)

●	The availability of qualified employees for business operations
●	General business and economic conditions
●	The Company’s ability to meet its financial obligations as they become due
●	The positive cash flows and financial viability of its operations and new business opportunities
●	The Company’s ability to manage growth with respect to its operations and new business opportunities
●	The Company’s tax position, anticipated tax refunds and the tax rates applicable to the Company

Readers are cautioned that the preceding list of risks, uncertainties, assumptions and other factors are not exhaustive. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. The forward-looking statements contained in this document are made as of the date of this MD&A.

CORPORATE Overview

Siyata Mobile Inc. is a leading global developer of innovative cellular based communications solutions over advanced 4G mobile networks under the Uniden® Cellular and Siyata brands. Siyata’s three product categories include In-Vehicle communications solutions for commercial fleet vehicles, rugged handheld mobile devices for industrial workers, and cellular amplifiers to boost the cellular signal inside homes, buildings, and vehicles.

Siyata In-Vehicle communications devices are specifically designed for professional vehicles such as trucks, vans, buses, emergency service vehicles and other enterprise vehicles. The Company’s innovative platform is designed to facilitate replacement of the current in-vehicle, multi-device status quo with a single device (the flagship Uniden® UV350 4G device) that incorporates voice, Push-to-Talk over Cellular (“PoC”), data fleet management solutions and other Android based professional applications. The UV350 also supports Band 14 for FirstNet compatibility which is the U.S. First Responders 4G LTE network with PoC capabilities that aims to replace aging two-way radio systems currently in use.

Siyata’s customer base includes cellular network operators and their dealers, as well as commercial vehicle technology distributors for fleets of all sizes in the U.S., Canada, Europe, Australia and the Middle East.

Siyata launched its flagship 4G UV350 commercial vehicle smartphone device at Bell Mobility in late Q4 2018, at AT&T as well as at their first responder cellular network FirstNet in late Q2 and with Rogers Wireless and Verizon Wireless in Q4 2019. These are major milestones for the Company following Siyata’s seven years of experience perfecting in-vehicle cellular based technology, vehicle installations, software integration with various Push-to-Talk (PTT) solutions and intensive carrier certifications.

SIYATA MOBILE INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020

CORPORATE Overview (CONT’d…)

The two U.S Tier 1 cellular carriers that Siyata are working with have distribution and sales channels many times larger than the existing sales channels of the Company. With an estimated 20 million commercial vehicles including 3.5 million first responder vehicles, the Company sees the U.S market as its largest opportunity with a total addressable market over $20 billion USD. These Tier 1 cellular carriers have a keen interest in launching the UV350 as it allows for new SIM card activations in commercial vehicles and increased ARPU from existing customers with corporate and first responder fleets while targeting new customers with a unique, dedicated, multi-purpose in-vehicle smartphone.

In Q1 2020 Siyata Mobile Inc. signed a supply agreement with a leading global Land Mobile Radio (“LMR”) provider as an additional major channel for sales of the UV350.

Siyata launched the innovative CP250 tablet/DVR connected vehicle 4G device, which is built for cellular voice calls, Push-to-Talk Over Cellular (“PoC”), data, and navigation with a built-in DVR camera and more. This device was designed to be installed on the dash or mounted on a windshield, specifically for lighter commercial vehicles such as taxis, vans and delivery trucks. The 5” wide screen display tablet-based design ensures better communication capabilities for professional drivers. Sales of the CP250 device are focused in Europe, Australia and the Middle East.

In addition to its connected vehicle product portfolio, the Company develops, manufactures, markets, and sells 4G/LTE rugged handheld Push to Talk smartphone devices for industrial users. These rugged B2B environments are focused towards similar enterprise customers that Siyata sells its connected vehicle devices to and include first responders, construction workers, security guards, government agencies and various mobile workers in multiple industries.

Siyata also manufactures, markets, and sells Uniden® cellular signal boosters and accessories for homes, buildings, manufacturing facilities and vehicles with poor cell coverage across Canada and the United States. The vehicle vertical in this portfolio well complements the UV350 vehicle smartphone as the company begins to get sales of the UV350 bundled with its Uniden vehicle boosters.

As of September 25, 2020 the Company is listed on the NASDAQ CAPITAL MARKETS (“NASDAQ”) under the symbol SYTA for its common shares and the Company’s warrants issued at $6.85USD and expire in 5 years trade under the symbol SYTAW.

The registered and records office is located at 2200 - 885 West Georgia Street, Vancouver, BC V6C 3E8.

SIYATA MOBILE INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020

SIGNIFICANT HIGHLIGHTS

The following highlights and developments for the three months ended September 30, 2020 and to the date of this MD&A:

●	Siyata consolidated the common shares of the Company (each, a “Share”) on the basis of 145 pre-consolidation Shares for one (1) post-consolidation Share (the “Consolidation”). The Consolidation became effective at the close of market on September 24, 2020 and the post-consolidated Shares commenced trading at the open of the market on Friday September 25th. The new CUSIP number is 83013Q509;

●	Siyata began trading on the NASDAQ stock exchange as of September 25, 2020 under the symbol SYTA;

●	Siyata delisted from the OTCQX market as of the end of trading on September 24, 2020;

●	Siyata raised $12.6mm USD in conjunction with its NASDAQ uplisting;

●	Siyata launched the new “Uniden® Hero Series” line of cellular signal boosters dedicated to first responders in the USA.

●	Siyata entered into a distribution agreement for its Uniden® UV350 with Source Inc., a wireless integrator and part of the Verizon Elite Partner Program that focuses on Verizon sales and activations in the United States.

●	Siyata entered into an agreement with Insight, a NASDAQ listed Fortune 500 US distribution company offering innovative solutions to support the modern workforce by simplifying device management for distribution of the Company’s cellular booster line of business.

●	Siyata aligned with Vive Wireless, an Authorized Wireless Bell Dealer in Canada, to engage in multiple opportunities for the Uniden UV350 in conjunction with an initial purchase order from a leading Canadian construction company through Vive Wireless.

●	Siyata announced the appointment of Nicholas Yaeger as VP of Sales for the Company’s Verizon account;

●	Siyata received a $600,000 purchase order for its 4G/LTE UR5 device from a customer in the Middle East. This device will mainly be used for enterprise workers who require a cost-effective rugged Push-to-Talk (PTT) device.

●	Siyata entered into a new alliance with Hyperion Partners, a leading master agent that specializes in mobility across all national US wireless carriers.

SIYATA MOBILE INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020

SIGNIFICANT HIGHLIGHTS (Cont’d…)

Licensing Agreement with Uniden® America Corp

Siyata Mobile has exclusive rights in North America to market and distribute their innovative devices under the Uniden® brand in categories of cellular amplifiers, connected vehicle cellular devices and rugged cellular products. Uniden brings strong brand recognition for Siyata’s devices and introduces a more unified brand to the current dealers, operators and future customers in North America.

Licensing Agreement with Via Licensing

Siyata Mobile Inc. has been granted a license for its cellular devices from the patent holder, Via Licensing Corporation for the rights to the LTE patent portfolio worldwide. Siyata Mobile Inc. has also been granted a license patent from the patent holder, Via Licensing Corporation for the rights to the advanced coding of audio information patent, known as “AAC” worldwide.

Licensing Agreement with Wilson Electronics, LLC

Siyata Mobile Inc. has been granted a license patent for its cellular booster portfolio of products from Wilson Electronics, LLC, for the rights to the cellular booster technology on a worldwide basis.

Licensing Agreement with Ozmo Licensing, LLC

Siyata Mobile Inc. has been granted a license patent for its cellular phone portfolio of products from Ozmo Licensing, LLC for the rights to the Wi-Fi Direct Standards in the United States.

Financing Initiatives

●	On September 29, 2020 Siyata completed an initial public offering of 2,100,000 Units at $6.00 USD per unit for gross proceeds of $12,600,00 USD. Each Unit consisting of one Common Share and one warrant to purchase one Common Share. Each warrant will have an exercise price of $6.85 USD per share, is exercisable immediately and will expire five (5) years from the date of issuance. The Common Shares and the Warrants comprising the Units are immediately separable upon issuance and will be issued separately in this offering.
●	On August 4, 2020, Siyata completed a two part non-brokered private placement raising aggregate gross proceeds of $2,150,000 CAD through the issuance of 148,276 units at a price of $14.50 CAD per unit. Each Unit consisted of one common share in the capital of the Company and one-half of one common share purchase warrant. Each whole Warrant is exercisable at a price of $26.10 CAD for a period of two years. The Company paid a cash commission of $24,681.60 CAD and issued 1,702 broker warrants on the same terms as the Warrants.

SIYATA MOBILE INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020

SIGNIFICANT HIGHLIGHTS (Cont’d…)

SUBSEQUENT EVENTS

Subsequent to September 30th, 2020:

Siyata announced the appointment of LaRue Martz as U.S. VP Sales for the Company’s Uniden® cellular signal booster portfolio. Mr. Martz’s 20 years of experience working with AT&T and most recently as Director of Sales at Nextivity, has yielded significant new, large scale opportunities to bring the Company’s cellular booster portfolio into the United States.

Siyata announced a collaboration with Fleet Complete for FirstNet to help enhance fleet management and communications solutions for school bus transportation safety within the U.S.

Siyata announced a partnership with OnTech Smart Services to bring installation services to our full range of Uniden® cellular signal boosters throughout the U.S.

Siyata entered into a distribution agreement with pei tel Communications GmbH, a distributor based in Germany, for our UV350, for distribution into Germany, Austria, Switzerland, Belgium, Netherlands and Luxembourg.

OUTLOOK

The Company is a global developer and provider of a vehicle mounted communications platform over advanced mobile networks. Customers include cellular operators and their dealers, commercial vehicle technology distributors and fleets of all sizes in Canada, Europe, Australia and the Middle East. The Company’s “Connected-Vehicle” devices and various accessories are specifically designed for enterprise customers and professional fleets such as trucks, vans, buses, ambulances, government cars and more. The Company aims to provide greater mobile connectivity for professional drivers and facilitate replacement of the current in-vehicle, multi device status quo with a single device that incorporates voice, data and fleet management solutions with the new suite of 4G UV350 and UV250 products. In addition, the Company develops, markets and sells rugged Push to Talk mobile devices, cellular amplifiers and various accessories for both consumer and enterprise customers with sales across North America, Europe and the Middle East to multiple retailers, distributors and cellular dealers.

Siyata has continued to lay the foundation for greater distribution with expanded partnerships, key new sale hires and expanded product offerings into North America.

Siyata received device approval for its Uniden® UV350 from AT&T, Verizon and FirstNet in the U.S. as well as at Tier 1 Canadian carriers, Bell Mobility and Rogers Wireless. Siyata offers a complete product offering including the UV350 device and multiple accessory peripherals as well as integration with multiple fleet applications which has resulted in initial purchase orders in the USA and Canada.

Over 20 million commercial and first responder vehicles in North America represents a multi-billion-dollar opportunity for Siyata which it plans to continue to aggressively target . In addition, Siyata is working closely with Motorola’s Push to Talk software subsidiary Kodiak. The Company already launched the UV350 in partnership with Motorola and plans to sell this device to multiple Kodiak partners in North America and globally. Siyata’s management believes that these key partnerships have unlocked large scale sales opportunities for its products which it expects will continue over the coming years and will also result in a paradigm shift in our revenue base to predominantly the North American market.

SIYATA MOBILE INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020

SUMMARY OF QUARTERLY RESULTS

	3rd Quarter Ended Sept 30, 2020	2nd Quarter Ended June 30, 2020	1st Quarter Ended Mar 31, 2020	4th Quarter Ended Dec 31, 2019
Income/(loss)	$(2,506,798)	$(869,028)	$(1,569,786)	$(4,303,984)

Comprehensive income/(loss) for the period	$(2,558,421)	$(2,362,203)	$(439,925)	$(4,703,037)

Loss per share	$(2.56)	$(1.01)	$(1.99)	$(5.00)

	3rd Quarter Ended Sept 30, 2019	2nd Quarter Ended Jun 30, 2019	1st Quarter Ended Mar 31, 2019	4th Quarter Ended Dec 31, 2018
Income/(loss)	$(1,293,550)	$(2,407,376)	$(2,155,441)	$(8,664,631)

Comprehensive income/(loss) for the period	$(921,849)	$(2,621,427)	$(2,299,259)	$(7,748,589)

Loss per share	$(1.55)	$(3.00)	$(2.93)	$(12.81)

SIYATA MOBILE INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020

RESULTS OF OPERATIONS FOR THREE MONTHS ENDED SEPTEMBER 30, 2020

The following is an analysis of the Company’s operating results for the three months ended September 30, 2020 and includes a comparison against the three months ended September 30, 2019.

Operations:

Revenues for the three months ended September 30, 2020 were $3,013,957 compared to $5,045,947 for the same period in the previous year. This negative variance of $2,031,990 (40.3%) is due mainly to the delay in customer budget approvals due to Covid that we expect will only delay, not cancel potential sales of our products in North America. In addition, certain EMEA government contracts have historically been a strong market for Siyata and since a certain government has not approved its annual budget, this resulted in delayed contracts and sales to this market. Included in the North American figures are booster sales which increased in Q3 2020 over Q3 2019 by 33%.

Cost of sales for the three months ended September 30, 2020 were $2,047,2766 compared to $3,458,662 for the same period in the previous year. The gross margin dollars for this period was positive $966,681 (32.1% of sales) compared to $1,587,285 (31.5% of sales in the same period in the previous year) a negative variance of $620,604. The decrease in gross margin dollars is mainly due to the reduced sales volume resulting from North American sales and EMEA timing of sales.

Amortization and depreciation costs for the three months ended September 30, 2020 was $455,982 compared to $245,932 for the same period in the previous year. The negative variance of $210,050 relates mainly due to increase in amortization of the UV350 included in the intangible assets of $137,095 and the IFRS-16 amortization of $72,955 in Q3 2020 versus zero in Q3 2019.

Selling and marketing costs for the three months ended September 30, 2020 were $1,367,288 compared to $1,264,907 for the same period in the previous year. This negative variance of $102,381 is due mainly to the increase of 4 additional sales people in the North American market and offset by the decrease in travel and tradeshow expenses for the quarter.

General and administrative costs for the three months ended September 30, 2020 of $778,491 compared to $659,488 for the same period in the previous year. This negative variance of $119,003 relates mainly to the increase in consulting fees and professional fees required for the company to be prepared for the IPO that took place in the quarter offset by the decrease in travel and management fees.

Share-based payments for the three months ended September 30, 2020 was $61,462 compared to $233,732 for the same period in the previous year, a positive variance of $172,270. This variance relates to the valuation of stock options vested during the period.

Finance expenses for the three months ended September 30, 2020 was $645,673 compared to an expense of $252,397 for the same period in the previous year for a negative variance of $393,276. This variance consists mainly of the accretion of interest on the debenture debt as well as the increase in interest paid and accrued on the overall increase in debenture debt in the period.

SIYATA MOBILE INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020

RESULTS OF OPERATIONS FOR THREE MONTHS ENDED SEPTEMBER 30, 2020 (CONT’D…)

Foreign exchange loss (income) for the three months ended September 30, 2020 of $164,583 compared to an expense of $224,379 for the same period in the previous year for a positive variance of $59,796. This variance resulted from foreign currency fluctuations in the period.

Net loss for the period

The Company experienced a net loss for the three-month period ended September 30, 2020 of ($2,506,798) as compared to net loss of ($1,293,550) for the same period in the previous year representing a negative variance of $1,213,248. This negative variance is due mainly to negative variances in gross margin of $620,604, amortization of $210,050, selling expenses of $102,381, G&A of $119,003 and finance expenses of $393,276 offset by the decrease in share based compensation of $172,270, foreign exchange of $59,796 and share based compensation of $172,270.

Loss and comprehensive loss for the period

As a result of the activities discussed above, the Company experienced a comprehensive loss for the three months ended September 30, 2020 of ($2,558,421) as compared to a comprehensive loss of ($921,849) for the same period in the previous year representing a negative variance of $1,636,572.

Adjusted EBITDA

For the three months ended September 30, 2020 the adjusted EBITDA is negative ($1,179,098) versus negative ($337,110)) in the same period in 2019, a negative variance of $841,988. Adjusted EBITDA is defined as the EBITDA plus share-based compensation expense.

SIYATA MOBILE INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020

RESULTS OF OPERATIONS FOR NINE MONTHS ENDED SEPTEMBER 30, 2020

The following is an analysis of the Company’s operating results for the nine months ended September 30, 2020 and includes a comparison against the nine months ended September 30, 2019.

Operations:

Revenues for the nine months ended September 30, 2020 were $9,030,208 compared to $10,086,347 for the same period in the previous year. This negative variance of $1,056,139 (10.5%) is due mainly to the decrease in sales in EMEA of $2.8MM for the year to date offset by the increase in revenues from North American of the Uniden® UV350 4G in North America as a direct result of certification with Tier One mobile operators of $1.5MM and the increase in sales in Australia of $300K. Booster sales increased by 22% 2020 year to date over 2019 year to date. The decrease in sales in the EMEA is due to Siyata’s government contract tenders have been delayed since that country’s national budgets have not been approved by their government resulting in a temporary delay in those sales until the budgeted are approved so that the necessary funds can be released for these government tenders. As a result the geographic mix of North American sales is 57% of total sales in YTD Q3 2020 versus 36% in YTD Q3 2019.

Cost of sales for the nine months ended September 30, 2020 were $6,095,943 compared to $7,117,822 for the same period in the previous year. The gross margin dollars for this year to date was $2,934,265 (32.5% of sales) compared to $2,968,525 (29.4% of sales in the previous year) a positive variance in gross margin percentage and a negative variance of $34,260 in gross margin dollars. The marginal decrease in gross margin dollars is attributable to the 10.5% decrease in sales for the period, offset by the increased margins from 32.5% from 29.4% due to the increase in demand for both our ruggedized Uniden® UV350 4G In-vehicle suite of products in North America as a direct result of certification with Tier One mobile operators as well as the 22% increase in sales in our booster business. As well due to the decease in sales as previously mentioned in EMEA, Siyata’s gross margin percentage has increased as our product suite in North America has yielded historically stronger margins.

Amortization and depreciation costs for the nine months ended September 30, 2020 was $1,312,464 compared to $738,559 for the same period in the previous year. The negative variance of $573,905 relates mainly due to increase in amortization of the UV350 included in the intangible assets of $425,318 and the IFRS-16 amortization of $148,587in 2020 versus zero in 2019.

Selling and marketing costs for the nine months ended September 30, 2020 were $3,477,556 compared to $3,969,703 for the same period in the previous year. This positive variance of $492,147 is due mainly to the reduction in advertising and marketing costs by leveraging carrier sales staff and the decrease in travel and tradeshow expenses offset by the $328K increase in our US sales team headcount in the year.

SIYATA MOBILE INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020

RESULTS OF OPERATIONS FOR NINE MONTHS ENDED SEPTEMBER 30, 2020 (CONT’D…)

General and administrative costs for the nine months ended September 30, 2020 of $2,003,860 compared to $1,677,475 for the same period in the previous year. This negative variance of $326,385 relates mainly to the increase in consulting and professional fees for the IPO and the increase in office and general expenses, offset by drop in investor relations, travel and other management fees.

Share-based payments for the nine months ended September 30, 2020 was $274,068 compared to $1,304,590 for the same period in the previous year, a positive variance of $1,030,522. This variance relates to the valuation of stock options vested during the period.

Finance expenses for the nine months ended September 30, 2020 was $1,890,540 compared to an expense of $767,156 for the same period in the previous year for a negative variance of $1,123,384. This variance consists mainly of the increase in the accretion of interest on the debenture debt of $543K as well as the increase in the debenture interest for 9 months which in 2019 was at 10.5% on $4,600,000, versus 12% interest on $7,866,000 for nine months which is a negative variance of $425K, the interest and accretive interest of $60K on the $1,580,000 convertible debenture, lease liability interest expense of $10K plus the increase in interest paid on the lines of credit and factoring agreements.

Foreign exchange loss (income) for the nine months ended September 30, 2020 of income of ($1,078,611) compared to an expense of $337,409 for the same period in the previous year for a positive variance of $1,416,020. This variance resulted from foreign currency fluctuations in the period.

Accretion and change in value of future contingent consideration resulted in an expense for the nine months ended September 30, 2020 of $0 versus an expense of $30,000 for the same period in 2019, a positive variance of $30,000 and relates to 2020 the future purchase considerations were all extinguished.

Net loss for the period

The Company experienced a net loss for the nine-month period ended September 30, 2020 of ($4,945,612) as compared to net loss of ($5,842,535) for the same period in the previous year representing a positive variance of $910,755. This positive variance is due mainly to positive variances in, selling expenses of $492,147, share based compensation of $1,030,522, foreign exchange of $1,416,020, and accretion of contingent consideration of $30,000, reduced by negative variances in gross margin of $34,260, amortization of $573,905, general and administrative expenses of $326,385 and the financing expenses of $1,123,384.

Loss and comprehensive loss for the period

As a result of the activities discussed above, the Company experienced a comprehensive loss for the nine months ended September 30, 2020 of ($5,360,549) as compared to a comprehensive loss of ($5,842,535) for the same period in the previous year representing a positive variance of $481,986.

SIYATA MOBILE INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020

RESULTS OF OPERATIONS FOR NINE MONTHS ENDED SEPTEMBER 30, 2020 (CONT’D…)

Adjusted EBITDA

For the nine months ended September 30, 2020 the adjusted EBITDA is negative ($2,547,151) versus negative ($2,678,653) in the same period in 2019, a positive variance of $131,502. Adjusted EBITDA is defined as the EBITDA plus share-based compensation expense.

Risks and Uncertainties

Ongoing Need for Financing/Possible Dilution to Present and Prospective Shareholders

It is intended that the Company will continue to make investments to support business growth and may require additional funds to respond to business challenges, including the need to develop new products and services or enhance existing products and services, enhance operating infrastructure and acquire complementary businesses and technologies. Accordingly, the Company may need to engage in equity or debt financings to secure additional funds. If additional funds are raised through further issuances of equity or convertible debt securities, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to those of holders of Company’s shares. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Company to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, additional financing may not be available on favourable terms, if at all. If the Company is unable to obtain adequate financing or financing on terms satisfactory to them, when they require it, their ability to continue to support business growth and to respond to business challenges could be significantly limited. From time to time, the Company may enter into transactions to acquire the assets or shares of other corporations. These transactions may be financed wholly or partially with debt, which may temporarily increase the Company's debt levels above industry standards. The level of the Company's indebtedness from time to time could impair its ability to obtain additional financing in the future, on a timely basis, to take advantage of business opportunities that may arise.

Lack of Trading

The lack of trading volume of the Company’s shares reduces the liquidity of an investment in the Company’s shares.

Volatility of Share Price

Market prices for shares of companies on the NASDAQ and TSX.V are often volatile. Factors such as announcements of financial results, and other factors could have a significant effect on the price of the Company’s shares.

Lack of Dividend Policy

The Company does not presently intend to pay cash dividends in the foreseeable future, as any earnings are expected to be retained for use in developing and expanding its business. However, the actual amount of dividends received from the Company will remain subject to the discretion of the Company’s Board of Directors and will depend on results of operations, cash requirements and future prospects of the Company and other factors.

SIYATA MOBILE INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020

Risks and Uncertainties (CONT’D…)

History of losses

The Company has a history of net losses, may incur net losses in the future and may not achieve or maintain profitability. The Company may not be able to achieve or maintain profitability and may continue to incur losses in the future. In addition, it is expected that the Company will continue to increase operating expenses as it implements initiatives to continue to grow its business. If the Company’s revenues do not increase to offset these expected increases in costs and operating expenses, the Company will not be profitable. If the Company is unable to attract new customers or to sell additional products to its existing customers, the Company’s revenue growth will be adversely affected.

Customers

To increase the Company’s revenues, it must regularly add new customers, sell additional products and/or services to existing customers and encourage existing customers to increase their minimum commitment levels. If the Company’s existing and prospective customers do not perceive the Company’s products to be of sufficiently high value and quality, the Company may not be able to attract new customers or increase sales to existing customers and its operating results will be adversely affected.

Quarterly Results

The Company’s quarterly results of operations may fluctuate as a result of a variety of factors, many of which are outside of its control. If the Company’s quarterly results of operations fall below the expectations of securities analysts or investors, the price of the Company's shares could decline substantially. Fluctuations in quarterly results of operations may be due to a number of factors, including, but not limited to, those listed below:

●	the Company’s ability to increase sales to existing customers and attract new customers;
●	the addition or loss of large customers;
●	the amount and timing of operating costs and capital expenditures related to the maintenance and expansion of the Company’s business, operations and infrastructure;
●	the timing and success of any new product/service introductions by the Company or its competitors;
●	changes in the Company’s pricing policies or those of competitors;
●	service outages or security breaches;
●	the extent to which any of the Company’s significant customers terminate their service agreements;
●	increasing competition;
●	new advancement in technology;
●	limitations of the capacity of the Company’s network and systems;
●	the timing of costs related to the development or acquisition of technologies, products and services or businesses;
●	delays in manufacturing or in component purchases;
●	possible key component end of life;
●	general economic, industry and market conditions; and
●	geopolitical events such as war, threat of war or terrorist actions.

The quarterly revenues and results of operations of the Company may vary significantly in the future and period-to-period comparisons of the Company’s operating results may not be meaningful.

SIYATA MOBILE INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020

Risks and Uncertainties (CONT’D…)

Business Related Regulatory Matters

The operations carried on by the Company are subject to government legislation, policies and controls. The exercise of discretion by governmental authorities under existing regulations, the implementation of new regulations or the modification of existing regulations affecting the industry are beyond the control of the Company and could have a material adverse impact on the Company and its business.

Consumer's Personal Information

On behalf of its customers, the Company collects and uses anonymous and personal information and information derived from the activities of consumers. This enables the Company to provide its customers with anonymous or personally identifiable information from and about such consumers. Government bodies and agencies have adopted or are considering adopting laws regarding the collection, use and disclosure of this information. The Company’s compliance with privacy laws and regulations and its reputation among the public depend on its customers’ adherence to privacy laws and regulations and their use of the Company’s products in ways consistent with consumers’ expectations. The Company also relies on representations made to it by its customers that their own use of the Company’s products and the information the Company provides to them via its products and services do not violate any applicable privacy laws, rules and regulations or their own privacy policies. If these representations are false or if the Company’s customers do not otherwise comply with applicable privacy laws, the Company could face potential adverse publicity and possible legal or other regulatory action.

Competition

The Company competes in a rapidly evolving and highly competitive market. Some of the Company’s potential competitors have longer operating histories, greater name recognition, access to larger customer bases and substantially greater resources, including sales and marketing, financial and other resources. As a result, these competitors may be able to:

●	absorb costs associated with providing their products at a lower price;
●	devote more resources to new customer acquisitions;
●	respond to evolving market needs more quickly than the Company; and
●	finance more research and development activities to develop better products.

In addition, many of these companies may have pre-existing relationships with the Company’s current and potential customers. If the Company is not able to compete successfully against its current and future competitors, it will be difficult to acquire and retain customers, and the Company may experience limited revenue growth, reduced revenues and operating margins and loss of market share.

During Q2 2020, Motorola Solutions announced the launch of the TLK150, an In-Vehicle LTE cellular device designed solely for Push-to-Talk over Cellular. This device can only do PTT calls, it is not a Smartphone like our UV350 device and cannot download or run Android fleet apps or even make cellular phone calls. To our knowledge this device is not being offered by Motorola Solutions to wireless carriers and we do not believe carriers will be launching this product.

SIYATA MOBILE INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020

Risks and Uncertainties (Cont’d…)

Technology Changes

The market for the Company’s products and services is characterized by rapid technological advances, changes in customer requirements, changes in protocols and evolving industry standards. If the Company is unable to develop enhancements to, and new features for, its existing products and services or acceptable new products and services that keep pace with rapid technological developments, its products and services may become obsolete, less marketable and less competitive and the Company’s business will be harmed.

The Company has plans for growth in future periods

If the Company fails to manage its growth effectively, it may be unable to execute its business plan, maintain high levels of service or address competitive challenges adequately in its constantly evolving technology arena. The Company plans to substantially expand its overall business, customer base, headcount and operations in future periods both organically and through acquisitions. In addition, the Company has and will make substantial investments in its overall operations as a result of its plans for growth. The Company will need to continue to expand its business. It is anticipated that this expansion will require substantial management effort and significant additional investment. In addition, the Company will be required to continue to improve its operational, financial and management controls and its reporting procedures. As such, the Company may be unable to manage its expenses effectively in the future, which may negatively impact gross margins or cause operating expenses to increase in any particular quarter. If the Company is unable to manage its growth successfully, its business will be harmed. Failure to effectively expand the Company’s sales and marketing capabilities could harm its ability to increase its customer base and achieve broader market acceptance of products. Increasing the Company’s customer base and achieving broader market acceptance of its products will depend to a significant extent on its ability to expand its sales and marketing operations. It is expected that the Company will be substantially dependent on its direct sales force to obtain new customers. There is significant competition for direct sales personnel with the sales skills that the Company requires. The Company’s ability to achieve significant growth in revenues in the future will depend, in large part, on its success in recruiting, training and retaining sufficient numbers of direct sales personnel. New hires require significant training and, in most cases, take a significant period of time before they achieve full productivity. The Company’s hires may not become as productive as it would like, and the Company may be unable to hire or retain sufficient numbers of qualified individuals in the future in the markets where it does business. The Company’s business will be seriously harmed if these expansion efforts do not generate a corresponding significant increase in revenues.

Vendor Certification Process

Siyata is required as a vendor to Tier 1 cellular operators to undergo a lengthy certification and customization process. The substantial investment in operating expenses, and failure to obtain such certification would adversely impact our results of operations and financial condition.

SIYATA MOBILE INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020

Risks and Uncertainties (Cont’d…)

Potential Conflicts of Interest

Certain directors or officers of the Company are also directors, officers, shareholders and/or Promoters of other reporting and non-reporting issuers. Such associations may give rise to conflicts of interest from time to time. The directors and officers of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the Board of Directors, any director in a conflict will disclose his interest and abstain from voting on such matter. Conflicts of interest, if any, will be subject to, and will be resolved in accordance with, the procedures and remedies under the BCBCA.

Reliance on Others and Key Personnel

The success of the Company is largely dependent upon the performance of its management and key employees, as well as the talents of its outside consultants and suppliers. The Company may not have any "key man" insurance policies, and therefore there is a risk that the death or departure of any one or more members of management or any key employee could have a material adverse effect on the Company. The Company also faces intense competition for qualified personnel and there can be no assurance that the Company will be able to attract and retain the employees, personnel and/or consultants necessary to successfully carry out its activities.

Limited Number of Customers

Historically, the Company has had a limited number of customers. The loss of any significant customer or any significant reduction in orders by a significant customer may have a material adverse effect on the Company's business, financial condition and results of operations. Additionally, as a result of the limited number of customers, credit risk on receivables is concentrated.

Reliance on Suppliers

Manufacturing of the Company's products and other devices for its services depends on obtaining adequate supplies of components on a timely basis. The Company sources several key components used in the manufacture of its products and devices from a limited number of suppliers, and in some instances, a single source supplier.

SIYATA MOBILE INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020

Risks and Uncertainties (Cont’d…)

In addition, these components are often acquired through purchase orders and the Company may have no long-term commitments regarding supply or pricing from the suppliers. Lead-times for various components may lengthen, which may make certain components scarce. As component demand increases and lead-times become longer, the suppliers may increase component costs. The Company will also depend on anticipated product and service orders to determine its materials requirements. Lead-times for limited-source materials and components can vary significantly and depend on factors such as the specific supplier, contract terms and demand for a component at a given time. From time to time, shortages in allocations of components may result in delays in filling orders. Shortages and delays in obtaining components in the future could impede the Company's ability to meet customer orders. Any of these sole source or limited source suppliers could stop producing the components, cease operations entirely, or be acquired by, or enter into exclusive arrangements with, the Company's competitors. As a result, these sole source and limited source suppliers may stop selling their components to outsourced manufacturers at commercially reasonable prices, or at all. Any such interruption, delay or inability to obtain these components from alternate sources at acceptable prices and within a reasonable amount of time would adversely affect the Company's ability to meet scheduled product and service deliveries to its customers and reduce margins realized.

Alternative sources of components are not always available or available at acceptable prices. In addition, the Company relies on, but has limited control over, the quality, reliability and availability of the components supplied. If the Company cannot manufacture its products or devices for its services due to a lack of components, or is unable to redesign its products or devices with other components in a timely manner, its business, results of operations and financial condition could be adversely affected.

Reliance on Technology and Intellectual Property

The Company will require continuous technological improvements in order to remain competitive. There can be no assurance that the Company will be successful in its efforts in this regard. While Siyata anticipates that its research and development experience will allow it to explore additional business opportunities, there is no guarantee that such business opportunities will be presented or realized. The commercial advantage of the Company may depend to an extent on its intellectual property and its ability to prevent others from copying such proprietary technologies and any patents it may hold. In the future, the Company may seek additional patents or other similar protections in respect of a particular technology or process; however, there can be no assurance that any future patent applications will actually result in issued patents, or that, even if patents are issued, they (or any existing patents) will be of sufficient scope or strength to provide meaningful protection or any commercial advantage to the Company. Moreover, the process of seeking patent protection can itself be long and expensive. In the meantime, competitors may develop technologies that are similar or superior to the technology of the Company or design around the patents owned by the Company, thereby adversely affecting the Company’s competitive advantage in one or more of its businesses. Despite the efforts of the Company, its intellectual property rights may be invalidated, circumvented, challenged, infringed or required to be licensed to others. It cannot be assured that any steps it may take to protect its intellectual property rights and other rights to such proprietary technologies that are central to the Company’s operations will prevent misappropriation or infringement of such technologies. If a third party asserts that the Company is infringing its intellectual property, whether successful or not, it could subject the Resulting Issuer to costly and time-consuming litigation or expensive licenses, and the Company’s business may be harmed.

SIYATA MOBILE INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020

Risks and Uncertainties (Cont’d…)

Technology industries are characterized by the existence of a large number of patents, copyrights, trademarks and trade secrets and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. As the Company faces increasing competition, the possibility of intellectual property rights claims against it will grow. The Company’s technologies may not be able to withstand any third-party claims or rights against their use. Furthermore, if there are any existing agreements that require Siyata to indemnify its customers for third-party intellectual property infringements claims, Siyata's costs would increase as a result of defending such claims and may require that the Company pay damages if there were an adverse ruling in any such claims. These types of claims could harm the Company’s relationships with its customers, may deter future customers from subscribing to its products and services or could expose the Company to litigation to these claims.

Product Defects

Complex software, as well as multiple components, displays, plastics and assemblies used in our products may contain undetected defects that are subsequently discovered at any point in the life of the product. Defects in our products may result in a loss of sales, product malfunction, delay in market acceptance and potential injuries to our customers which can bring to injury in our reputation and increased warranty costs.

Additionally, our software may contain undetected errors, defects or bugs. Although we have not suffered significant harm from any errors, defects or bugs to date, we may discover significant errors, defects, or bugs in the future that we may not be able to correct or correct in a timely manner. It is possible that errors, defects or bugs will be found in our existing or future software and/or hardware products and related services with the potential for delays in, or loss of market acceptance of, our products and services, diversion of our resources, injury to our reputation, increased service and warranty expenses, and payment of damages.

Further, errors, defects or bugs in our solutions could be exploited by hackers or could otherwise result in an actual or perceived breach of our information systems. Alleviating any of these problems could require significant expense and could cause interruptions, delays or cessation of our product licensing, which would reduce demand for our products and result in a loss of sales, delay in market acceptance and injure our reputation and could adversely impact our business, results of operations and financial condition.

Third-party supplier dependency

We depend on certain suppliers for the delivery of components used in the assembly of our products. Our reliance on third-party suppliers creates risks related to our potential inability to obtain an adequate supply of components and reduced control over pricing and timing of delivery of components. In particular, we have little to no control over the prices at which our suppliers sell materials and components to us. Certain supplies of our components are available only from a single source or limited sources and we may not be able to diversify sources in a timely manner. We have experienced shortages in the past that have negatively impacted our results of operations and may experience such shortages in the future.

SIYATA MOBILE INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020

Risks and Uncertainties (Cont’d…)

We also do not have long-term supply agreements with any of our suppliers. Our current contracts with certain suppliers may be canceled or not extended by such suppliers and, therefore, do not afford us with sufficient protection against a reduction or interruption in supplies. Moreover, in the event any of these suppliers breach their contracts with us, our legal remedies associated with such a breach may be insufficient to compensate us for any damages we may suffer.

Any interruption of supply for any material components of our products, or inability to obtain required components from our third-party suppliers, could significantly delay the production and shipment of our products and harm our revenues, profitability and financial condition.

Rate of Deployment of the dedicated public safety LTE networks

A key part of the Company’s strategy is to further expand the use of solutions over dedicated LTE and 5G networks in the public safety market. If the deployment of dedicated LTE and 5G networks is delayed or such networks are not adopted at the rate the Company anticipates, demand for the Company’s solutions may not develop as anticipated, which would have a negative effect on revenues.

Risks associated with sourcing and manufacturing

The Company does not own or operate any of the manufacturing facilities for its products and rely on a concentrated number of independent suppliers to manufacture all of the Company’s products. For the business to be successful, the suppliers must provide the Company with quality products in substantial quantities, in compliance with regulatory requirements, at acceptable costs and on a timely basis. The Company’s ability to obtain a sufficient selection or volume of merchandise on a timely basis at competitive prices could suffer as a result of any deterioration or change in supplier relationships or events that adversely affect the suppliers.

There can be no assurance the Company will be able to detect, prevent or fix all defects that may affect the products manufactured by their suppliers. Failure to detect, prevent or fix defects, or the occurrence of real or perceived quality or safety problems or material defects in current and future products, could result in a variety of consequences, including a greater number of product returns than expected from customers and wholesale partners, litigation, product recalls and credit, warranty or other claims, among others, which could harm the brand, results of operations and financial condition. Such problems could hurt the Company’s brand image, which is critical to maintaining and expanding the business. Any negative publicity or lawsuits filed against the Company related to the perceived quality and safety of the products could harm the brand and decrease demand for the Company’s products.

If one or more of our significant suppliers were to sever their relationship with us or significantly alter the terms of our relationship, including due to changes in applicable trade policies, we may not be able to obtain replacement products in a timely manner, which could have a material adverse effect on our business, results of operations and financial condition. In addition, if any primary suppliers fail to make timely shipments, do not meet quality standards or otherwise fail to deliver the product in accordance with Company’s plans, there could be a material adverse effect on the results of operations.

SIYATA MOBILE INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020

Risks and Uncertainties (CONT’D…)

Risks associated with sourcing and manufacturing (CONT’D)

The contractors and suppliers buy raw materials and are subject to wage rates that are oftentimes regulated by the governments of the countries in which these products are manufactured. The raw materials used to manufacture these products are subject to availability constraints and price volatility. There could be a significant disruption in the supply of raw materials from current sources or, in the event of a disruption, the suppliers might not be able to locate alternative suppliers of materials of comparable quality at an acceptable price or at all. The Company’s business is dependent upon the ability of unaffiliated suppliers to locate, train, employ and retain adequate personnel. These unaffiliated suppliers have experienced, and may continue to experience in the future, unexpected increases in work wages, whether government-mandated or otherwise. Suppliers may increase their pricing if their raw materials became more expensive. These suppliers may pass the increase in sourcing costs to the Company through price increases, thereby impacting margins. Material changes in the pricing practices of the suppliers could negatively impact profitability.

In addition, the Company cannot be certain that unaffiliated suppliers will be able to fill orders in a timely manner. If the Company experiences significant increases in demand, or reductions in the availability of materials, or need to replace an existing supplier, there can be no assurance additional supplies of raw materials or additional manufacturing capacity will be available when required on terms acceptable to the Company, or at all, or that any supplier would allocate sufficient capacity in order to meet the Company’s requirements. In addition, even if the Company is able to expand existing or find new manufacturing or sources of materials, it may encounter delays in production and added costs as a result of the time it takes to train suppliers in our methods, products, quality control standards and labor, health and safety standards. Any delays, interruption or increased costs in labor or wages, or the supply of materials or manufacture of our products, could have an adverse effect on the Company’s ability to meet wholesale partner and customer and consumer demand for the Company’s products and result in lower revenue and net income both in the short and long term.

Events that adversely impact the suppliers could impair the Company’s ability to obtain adequate and timely supplies. Such events include, among others, difficulties or problems associated with suppliers’ business, the financial instability and labor problems of suppliers, merchandise quality and safety issues, natural or man-made disasters, inclement weather conditions, war, acts of terrorism and other political instability, economic conditions, transportation delays and shipment issues. These suppliers may be forced to reduce their production, shut down their operations or file for bankruptcy. These suppliers may consolidate, increasing their market power. The occurrence of one or more of these events could impact the Company’s ability to get products to its customers and/or wholesale partners, result in disruptions to operations, increased costs and decreased profitability.

SIYATA MOBILE INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020

Risks and Uncertainties (CONT’D…)

Risks associated with sourcing and manufacturing (CONT’D)

The Company’s sourcing operations may also be hurt by health concerns regarding the outbreak of viruses, widespread illness, infectious diseases, contagions and the occurrence of unforeseen epidemics (including the outbreak of the coronavirus and its potential impact on our financial results) in countries in which our merchandise is produced. Moreover, negative press or reports about internationally manufactured products may sway public opinion, and thus customer confidence, away from the Company’s products. Furthermore, changes in U.S. trade policies, including new restrictions, tariffs or other changes could lead to additional costs, delays in shipments, embargos and other uncertainties that could negatively impact the Company’s relationships with international suppliers and materially adversely affect the business. These and other issues affecting international suppliers or internationally manufactured merchandise could have a material adverse effect on the business, results of operations and financial condition.

In addition, some of our suppliers may not have the capacity to supply us with sufficient merchandise to keep pace with our growth plans, especially if we need significantly greater amounts of inventory. In such cases, the Company’s ability to pursue its growth strategy will depend in part upon its ability to develop new supplier relationships.

Global sourcing and foreign trade involve numerous factors and uncertainties beyond the Company’s control, including:

●	increased shipping costs;
●	the imposition of additional import or trade restrictions;
●	legal or economic restrictions on overseas suppliers’ ability to produce and deliver products;
●	increased custom duties and tariffs;
●	unforeseen delays in customs clearance of goods;
●	more restrictive quotas;
●	loss of a most favored nation trading status;
●	currency exchange rates;
●	transportation delays;
●	port of entry issues; and
●	foreign government regulations, political instability and economic uncertainties in the countries from which we or our suppliers source our products.

SIYATA MOBILE INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020

Risks and Uncertainties (CONT’D…)

Potential Political Instability in Israel

The Company has business operations in Israel. Accordingly, political, economic and military conditions in and surrounding Israel may directly affect its business. There are significant ongoing hostilities in the Middle East, particularly in Syria and Iraq, which may impact Israel in the future. Any hostilities involving Israel, a significant increase in terrorism or the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could materially adversely affect the Company’s operations. Ongoing and revived hostilities or other Israeli political or economic factors could materially adversely affect the Company’s business, operating results and financial condition.

Employees Military Reserve Duty

Many of the Company’s employees in Israel are obligated to perform annual military reserve duty in the Israel Defense Forces and, in the event of a military conflict, could be called to active duty. The Company’s operations could be disrupted by the absence of a significant number of its employees related to military service or the absence for extended periods of military service of one or more of its key employees. Military service requirements for the Company’s employees could materially adversely affect the Company’s business, operating results and financial condition.

Litigation

All industries are subject to legal claims, with and without merit. Defence and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, there can be no assurance that the resolution of any particular legal proceeding will not have a material effect on the Company’s operations and financial position.

Changes in Laws

Changes to any of the laws, rules, regulations or policies to which the Company is subject could have a significant impact on the Company’s business. There can be no assurance that the Company will be able to comply with any future laws, rules, regulations and policies. Failure by the Company to comply with applicable laws, rules, regulations and policies may subject it to civil or regulatory proceedings, including fines or injunctions, which may have a material adverse effect on the Company’s business, financial condition, liquidity and results of operations. In addition, compliance with any future laws, rules, regulations and policies could negatively impact the Company’s profitability and have a material adverse effect on its business, financial condition, liquidity and results of operations.

Trade dispute between USA and China

Our products are manufactured in a facility in China. As a result of the unresolved trade dispute between the USA and China, it is not possible to estimate any significant additional costs that may be incurred when shipping our products to various USA customers. This trade dispute could adversely impact our business, results of operations and financial condition.

SIYATA MOBILE INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020

Risks and Uncertainties (CONT’D…)

Coronavirus (COVID-19)

The Company may be adversely impacted by the effects of the Novel Coronavirus (COVID-19). In addition to global macroeconomic effects, the Novel Coronavirus (COVID-19) outbreak and any other related adverse public health developments may cause disruption to operations, research and development, and sales activities. The Company’s third-party manufacturers, third-party distributors, and customers may have been and may in the future be disrupted by worker absenteeism, quarantines and restrictions on employees’ ability to work, office and factory closures, disruptions to ports and other shipping infrastructure, border closures, or other travel or health-related restrictions. Depending on the magnitude of such effects on our activities or the operations of our third-party manufacturers and third-party distributors, the supply of our products may be delayed, which could adversely affect our business, operations and customer relationships.

Coronavirus (COVID-19)

In addition, the Novel Coronavirus (COVID-19) or other disease outbreak may in the short-run and may over the longer term adversely affect the economies and financial markets of many countries, resulting in an economic downturn that may affect demand for our products and impact our operating results. There can be no assurance that any decrease in sales resulting from the Novel Coronavirus (COVID-19) will be offset by increased sales in subsequent periods. Although the magnitude of the impact of the Novel Coronavirus (COVID-19) outbreak on our business and operations remains uncertain, the continued spread of the Novel Coronavirus (COVID-19) or the occurrence of other epidemics and the imposition of related public health measures and travel and business restrictions may adversely impact our business, financial condition, operating results and cash flows. In addition, we may experience disruptions to our business operations resulting from quarantines, self-isolations, or other movement and restrictions on the ability of our employees to perform their jobs that may impact our ability to develop and design our products in a timely manner or meet required milestones or customer commitments.

Liquidity AND capITal resouRces

The Company defines capital as consisting of shareholder’s equity (comprised of issued share capital, reserves, accumulated translation differences and deficit). The Company manages its capital structure to maximize its financial flexibility making adjustments to it in response to changes in economic conditions and the risk characteristics of the underlying assets and business opportunities. The Company does not presently utilize any quantitative measures to monitor its capital, but rather relies on the expertise of the Company’s management to sustain the future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. As at September 30, 2020, the Company is only subject to externally imposed capital requirements arising from the quarterly payments of interest on the debenture as described in Note 11, and the monthly principal and interest payments from the BDC loan described in Note 10. The Company is also subject to a debt covenant in relation to the factoring agreement described in Note 4 and the TD bank line of credit described in Note 9.

SIYATA MOBILE INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020

Liquidity AND capITal resouRces (Cont’d…)

Siyata Mobile Israel has a factoring facility with Israeli banks whereby the Bank advances funds to Siyata Mobile Israel and charges a fluctuating interest rate on the advanced funds until it is repaid by the borrowers’ customers. The Bank has a lien on these receivables. The factored receivables are all required to be insured in case of customer default with a financial institution.

The Company’s objective in managing liquidity risk is to maintain sufficient liquidity in order to meet operational and investing requirements at any point in time. The Company has historically financed its operations primarily through a combination of demand loans and the sale of share capital by way of private placements.

As at September 30, 2020 the Company had a cash balance of $14,631,921 (December 31, 2019: $3,465,371). As at September 30, 2020, the Company had an accumulated deficit of $37,725,131 (December 31, 2019: ($32,779,519) and working capital of $17,723,283 (December 31, 2019: $6,704,651).

Net cash flows used in operating activities for the period ended September 30, 2020 were ($3,295,869) compared with cash used of ($6,684,126) in the same period of the prior year. The decrease in cash used of $3,388,257 in operating activities was primarily due to the decrease in the net loss by $901,755, the increase in amortization of $598,035 (related to the UV350 and the right of use lease amortization), the increase in finance fee amortization of $554,369, the decrease in the accretion of future purchase price by $30,000, the increase in lease liability financing imputed interest of $9,927, and the increase in amortization of share based payments in the period decrease of $1,030,522 and the increase in the non-cash working capital items by $2,399,823. The non-cash working capital variances consisting of an increase in accounts payable and accrued liabilities of $3,2792,500, inventory of $46,965 and due to related party of $39,832 offset by a decrease in trade and other receivables, prepaids, and advances to suppliers of $966,474.

Net cash flows used in investing activities for the period ended September 30, 2020 was $1,748,556 compared with $2,773,556 in the prior year, a positive variance of $1,025,000. This variance relates primarily to reduction in multiple carrier device approval certification costs incurred in YTD Q3 2019 that did not recur in this period.

Net cash provided by financing activities for the period ended September 30, 2020 was $16,809,081 compared to $8,652,235. This positive variance of $8,155,846 relates mainly to the initial IPO on NASDAQ and the private placement that had proceeds net of share issuance costs of $15,454,454 for the year to date 2020 versus $2,745,732 in 2019 for a net positive variance of $12,708,722, a positive variance on the bank loan by $798,112, the positive variance due to the prior years’ loan to director of $262,000, the issuance of agent’s options of $228,468, net proceed from the debenture financing in 2020 of $135,000 and the increase due to lease liability of $233,047, and offset by the exercise of 80,865 share purchase warrants for proceeds of $5,862,745 in the prior year plus the exercise of 5,668 agents’ options for proceeds of $328,758 in the prior year, and the BDC principal payment increase of $18,000 over the prior year.

The future success of the Company is now dependent on the continued success of its vehicle mounted communications products, its mobile rugged phones and its Booster systems in the market together with the ability to finance the necessary working capital, at agreeable terms, to support the growth of the business.

The Company’s consolidated interim financial statements have been prepared in accordance with IFRS under the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than a process of forced liquidation. The consolidated interim financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

SIYATA MOBILE INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020

Liquidity AND capITal resouRces (Cont’d…)

Share Capital

Authorized:	Unlimited common shares without par value
Unlimited preferred shares without par value

Issued and outstanding:

As at September 30, 2020, the Company had 3,205,672 common shares issued and outstanding.

Subsequent to the quarter end, the underwriter exercised in two tranches a portion of the over-allotment by purchasing 170,000 common shares at $5.99 USD per common share for gross proceeds of $1,018,300USD.

2020 Capital Transactions:

Siyata consolidated the common shares of the Company (each, a “Share”) on the basis of 145 pre-consolidation Shares for one (1) post-consolidation Share (the “Consolidation”). The Consolidation became effective at the close of market on September 24, 2020 and the post-consolidated Shares commenced trading at the open of the market on Friday September 25th. The new CUSIP number is 83013Q509;

On September 29, 2020 Siyata completed an initial public offering of 2,100,000 Units at $6.00 USD per unit for gross proceeds of $12,600,00 USD. Each Unit consisting of one Common Share and one warrant to purchase one Common Share. Each warrant will have an exercise price of $6.85 USD per share, is exercisable immediately and will expire five (5) years from the date of issuance. The Common Shares and the Warrants comprising the Units are immediately separable upon issuance and will be issued separately in this offering.

On September 29, 2020 Siyata reserved 92,500 common shares for certain consultants and professionals as part of the NASDAQ capital raise.

Siyata began trading on the NASDAQ stock exchange as of September 25, 2020 under the symbol SYTA;

Siyata’s warrants began trading on the NASDAQ stock exchange as at September 29, 2020 under the symbol SYTAW.

Siyata delisted from the OTCQX market as of the end of trading on September 24, 2020;

Siyata, at its own request, delisted from the TSX.V market as of the end of trading on October 19, 2020;

On August 4, 2020, Siyata completed a two part non-brokered private placement raising aggregate gross proceeds of $2,150,000 CAD through the issuance of 148,276 units at a price of $14.50 CAD per unit. Each Unit consisted of one common share in the capital of the Company and one-half of one common share purchase warrant. Each whole Warrant is exercisable at a price of $26.10 CAD for a period of two years. The Company paid a cash commission of $24,681.60 CAD and issued 1,702 broker warrants on the same terms as the Warrants.

On June 22, 2020 Issued 1,149 shares as a result of a conversion of convertible debt at $65.25 per share for proceeds of $75,000;

SIYATA MOBILE INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020

Share Capital (CONT’D...)

2019 Capital Transactions:

On August 29, 2019 the Company completed a non-brokered private placement of 51,724 units at a price of $58.00 per unit for gross proceeds of $3,000,000. Each unit consisted of one common share and one half share purchase warrant. Each warrant is exercisable at a price of $87.00 for a period of two years. In conjunction with the placement, the Company incurred share issuance costs of $243,379.

On December 23, 2019, the Company issued 3,324 common shares as compensation to the agents’ for their assistance to the Company to issue $7,866,000 12% convertible debentures.

Stock Options:

The Company has a shareholder approved “rolling” stock option plan (the “Plan”) in compliance with TSX-V policies. Under the Plan the maximum number of shares reserved for issuance may not exceed 10% of the total number of issued and outstanding common shares at the time of granting. The exercise price of each stock option shall not be less than the market price of the Company’s stock at the date of grant, less a discount of up to 25%. Options can have a maximum term of ten years and typically terminate 90 days following the termination of the optionee’s employment or engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the time the options are granted.

A summary of the Company’s stock option activity is as follows:

	Number of Stock Options	Weighted Average Exercise Price
Outstanding options, December 31, 2018	65,448	$63.80
Granted	17,655	78.30
Expired	(517)	87.00
Outstanding options, December 31, 2019	82,586	$68.15
Granted	2,690	72.50
Expired	(27,069)	45.16
Outstanding options, September 30, 2020	58,207	$78.45
Granted	276,500	$8.03	**
Expired	(2,069)	$72.50
Outstanding options, Date of this MD&A	332,638	$15.45

**	On November 15, 2020 the Company issued 276,500 stock options at an exercise price of $6.00USD per common share estimated at $8.03 CAD.

In Q1 2020, 2,690 stock options were granted to key employees at a price of $72.50 per common shares that expire on December 31, 2023.

During Q3 2020, 27,069 stock options expired at an average exercise price of $44.95 per common share.

In Q1 2019, 2,207 stock options were granted at an exercise price of $72.50 and 12,345 stock options were granted at an exercise price of $79.75.

In Q2 2019 517 stock options with an exercise price of $92.80 expired. In Q4 2019, the Company issued 3,103 options to a Director with an exercise price of $72.50 per option.

SIYATA MOBILE INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020

Share Capital (cont’d…)

Stock options outstanding at September 30, 2020 are as follows:

Grant Date	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Expiry date	Remaining contractual life (years)
01-Jan-17	2,207	2,207	52.20	01-Jan-22	1.25
11-Jan-17	2,483	2,483	52.20	11-Jan-22	1.28
04-Apr-17	6,897	6,897	65.25	04-Apr-22	1.52
24-Jul-17	11,034	11,034	100.05	24-Jul-22	1.81
24-Dec-18	15,241	11,046	72.50	24-Dec-23	3.23
15-Jan-19	2,207	1,103	72.50	15-Jan-24	3.29
21-Mar-19	12,345	10,241	79.75	21-Mar-24	3.47
01-Dec-19	3,103	776	72.50	01-Dec-23	3.17
01-Jan-20	2,690	448	72.50	01-Jan-24	3.25

Total	58,207	46,235	78.38		2.57

Stock options outstanding as of the date of this MD&A are as follows:

Grant Date	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Expiry date	Remaining contractual life (years)
01-Jan-17	2,207	2,207	52.20	01-Jan-22	1.25
11-Jan-17	2,483	2,483	52.20	11-Jan-22	1.28
04-Apr-17	6,897	6,897	65.25	04-Apr-22	1.52
24-Jul-17	11,034	11,034	100.05	24-Jul-22	1.81
24-Dec-18	15,241	11,046	72.50	24-Dec-23	3.23
15-Jan-19	2,207	1,103	72.50	15-Jan-24	3.29
21-Mar-19	12,345	10,241	79.75	21-Mar-24	3.47
01-Dec-19	1,034	1,034	72.50	01-Dec-23	3.17
01-Jan-20	2,690	448	72.50	01-Jan-24	3.25
15-Nov-20	181,500	22,688	$8.03	15-Nov-25	4.96
15-Nov-20	95,000	11,875	$8.03	15-Nov-30	9.96
Total	332,638	81,056	15.45		5.90

SIYATA MOBILE INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020

Share Capital (cont’d…)

A summary of the Company’s agents’ options activity is as follows:

●	The Company issued on July 28, 2020 1,702 agents’ options exercisable at $26.10 that expire on July 27, 2022.
●	The Company issued on September 29, 2020 105,000 agents’ options exercisable at $6.60 USD ($8.84CAD) that expire on September 28, 2025.

	Number of options	Weighted average exercise price
Outstanding agent options, December 31, 2018	8,050	$65.25
Granted	5,025	60.90
Exercised	(5,668)	58.00
Expired	(810)	69.60
Outstanding agent options, December 31, 2019	6,597	$67.12
Granted	106,702	$9.11
Exercised	-	-
Expired	-	-
Outstanding agent options, Sept 30, 2020 and of the date of MD&A	113,299	$12.46

At September 30, 2020 and the date of this MD&A agents’ options outstanding are as follows:

Grant Date	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Expiry date	Remaining contractual life (years)
December 24, 2018	1,572	1,572	87.00	December 24, 2021	1.23
December 23, 2019	5,025	5,025	60.90	December 23, 2021	1.23
July 28, 2020	1,702	1,702	$26.10	July 27, 2022	1.82
September 29, 2020	105,000	105,000	$8.84	September 28, 2025	5.00
Total	113,299	113,200	$12.46		4.73

SIYATA MOBILE INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020

Share Capital (cont’d…)

Share Purchase Warrants:

On June 26, 2020, the Company issued 10,897 share purchase warrants at an exercise price of $43.50 expiring on June 26, 2021. These warrants were issued as part of the issuance of the 10.0% convertible debenture due June 26, 2021 as more fully explained above in Significant Highlights financing initiatives.

From the two tier financing on July 28, 2020 and closed August 4, 2020 the Company issued 74,138 share purchase warrants to acquire Siyata common shares at $26.10 for a period of two years expiring on July 27, 2022.

On September 29, 2020 the Company issued 2,100,000 share purchase warrants to acquire common shares of the Company at $6.85USD (estimated at $9.17CAD) as part of the NASDAQ Initial public offering.

A summary of the Company’s share purchase warrant activity is as follows:

	Number of warrants	Weighted average exercise price
Outstanding, December 31, 2018	149,674	81.00
Granted	80,110	73.00
Exercised	(80,865)	73.00
Expired	(36,920)	97.00
Outstanding, December 31, 2019	111,999	75.78
Granted	2,185,035	9.92
Exercised	-	-
Expired	-	-
Outstanding, September 30, 2020	2,297,034	$13.17

At September 30, 2020, share purchase warrants outstanding and exercisable are as follows:

Grant Date	Number of Warrants outstanding and exercisable	Exercise Price	Expiry date
24-Dec-18	31,888	$87.00	24-Dec-21
29-Aug-19	25,863	$87.00	29-Aug-21
23-Dec-19	54,248	$65.00	23-Dec-22
23-Jun-20	10,897	43.50	23-Jun-21
28-Jul-20	74,138	$26.10	28-Jul-22
29-Sep-20	2,100,000	$9.17	29-Sep-25

SIYATA MOBILE INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020

Share Capital (cont’d…)

Share Purchase Warrants (CONT’D)

The Underwriter exercised on October 31, 2020 their right to acquire 266,000 over-allotment (included as part of the IPO that took place on September 30, 2020) warrants to purchase 266,000 warrants at a price of $0.01 USD per warrant for total gross proceeds of $2,660 USD. These warrants have a five year term, expire on October 21, 2025 and have an exercise price of $6.85 USD (estimated at $9.17CAD) per common share.

As of the date of this MD&A share purchase warrants outstanding and exercisable are as follows:

Grant Date	Number of Warrants outstanding and exercisable	Exercise Price	Expiry date
24-Dec-18	31,888	$87.00	24-Dec-21
29-Aug-19	25,863	$87.00	29-Aug-21
23-Dec-19	54,248	$65.00	23-Dec-22
23-Jun-20	10,897	43.50	23-Jun-21
28-Jul-20	74,138	$26.10	28-Jul-22
29-Sep-20	2,100,000	$6.85USD	29-Sep-25
21-Oct-25	266,000	$6.85USD	21-Oct-25

FINANCIAL INSTRUMENTS

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values.

Financial instruments measured at fair value are classified into three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly;

Level 3 – Inputs that are not based on observable market data.

The fair values of the Company’s cash, trade and other receivables, due from related party, and accounts payable and accrued liabilities approximate carrying value, which is the amount recorded on the consolidated statement of financial position.

The Company is exposed to varying degrees to a variety of financial instrument related risks:

SIYATA MOBILE INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020

FINANCIAL INSTRUMENTS (CONT’D…)

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company places its cash with institutions of high credit worthiness. Management has assessed there to be a low level of credit risk associated with its cash balances.

The Company's exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, management also considers the demographics of the Company's customer base, including the default risk of the industry and country in which customers operate, as these factors may have an influence on credit risk. Approximately 31% of the Company's revenues for the three months’ ended September 30, 2020 (2019- 29%) are attributable to sales transactions with a single customer.

The Company has established a credit policy under which each new customer is analyzed individually for creditworthiness before the Company's standard payment and delivery terms and conditions are offered. The Company's review includes external ratings, when available, and in some cases bank references. Purchase limits are established for each customer, which represent the maximum open amount without requiring approval from the Risk Management Committee; these limits are reviewed quarterly. Customers that fail to meet the Company's benchmark creditworthiness may transact with the Company only on a prepayment basis.

More than 80% of the Company's customers have been active with the Company for over four years, and no impairment loss has been recognized against these customers. In monitoring customer credit risk, customers are grouped according to their credit characteristics, including whether they are an individual or legal entity, whether they are a wholesale, retail or end-user customer, geographic location, industry, aging profile, maturity and existence of previous financial difficulties. Trade and other receivables relate mainly to the Company's wholesale customers. Customers that are graded as “high risk” are placed on a restricted customer list and monitored by the Company, and future sales are made on a prepayment basis.

The carrying amount of financial assets represents the maximum credit exposure, notwithstanding the carrying amount of security or any other credit enhancements.

The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region was as follows:

(in thousands)	September 30, 2020	December 31, 2019
EMEA	$1,692	$793
North America	3,669	1,151
Total	$5,361	$1,944

SIYATA MOBILE INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020

FINANCIAL INSTRUMENTS (CONT’D…)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company's reputation.

The Company examines current forecasts of its liquidity requirements so as to make certain that there is sufficient cash for its operating needs, and it is careful at all times to have enough unused credit facilities so that the Company does not exceed its credit limits and is in compliance with its financial covenants (if any). These forecasts take into consideration matters such as the Company's plan to use debt for financing its activity, compliance with required financial covenants, compliance with certain liquidity ratios, and compliance with external requirements such as laws or regulation.

The Company uses activity-based costing to cost its products and services, which assists it in monitoring cash flow requirements and optimizing its cash return on investments. Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 90 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

The Company has a factoring agreement with external funding (Note 4).

With the exception of employee benefits, the Company’s accounts payable and accrued liabilities have contractual terms of 90 days. The employment benefits included in accrued liabilities have variable maturities within the coming year.

SIYATA MOBILE INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020

FINANCIAL INSTRUMENTS (CONT’d…)

Market risk

a)	Currency Risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The functional currency of Siyata Israel is the US dollar (“USD”). Revenues are predominantly incurred in the US dollar with expenses in the Israeli New Sheqel (“NIS”). As at September 30, 2020, the Company’s exposure to foreign currency risk with respect to financial instruments is as follows:

(in CAD thousands)	USD	NIS	CAD	Total
Financial assets and financial liabilities:

Current assets

Cash	14,159	42	431	14,632
Trade and other receivables	2,667	1,362	1,332	5,361
Due from director	286	-	-	286
Current liabilities
Bank loan	(840)	-	-	(840)
Accounts payable and accrued liabilities	(3,179)	(97)	(1,249)	(4,525)

Due to related party	(77)	-	-	(77)

Convertible debentures			(7,504)	(7,504)

Long term debt	-	-	(156)	(156)

Total	13,016	1,307	(7,146)	7,177

b)	Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in interest rates. The Company’s sensitively to interest rates is currently immaterial as the Company’s debt bears interest at fixed rates.

c)	Price Risk

The Company is exposed to price risk with respect to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. The Company closely monitors individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

SIYATA MOBILE INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates:

i)	Critical accounting estimates

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about critical estimates in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are, but not limited to the following:

●	Income taxes - Tax provisions are based on enacted or substantively enacted laws. Changes in those laws could affect amounts recognized in profit or loss both in the period of change, which would include any impact on cumulative provisions, and future periods. Deferred tax assets, if any, are recognized to the extent it is considered probable that those assets will be recoverable. This involves an assessment of when those deferred tax assets are likely to reverse.

●	Fair value of stock options and warrants - Determining the fair value of warrants and stock options requires judgments related to the choice of a pricing model, the estimation of stock price volatility, the expected forfeiture rate and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could have a significant impact on the Company’s future operating results or on other components of shareholders’ equity.

●	Capitalization of development costs and their amortization rate – Development costs are capitalized in accordance with the accounting policy. To determine the amounts earmarked for capitalization, management estimates the cash flows which are expected to be derived from the asset for which the development is carried out and the expected benefit period.

●	Inventory - Inventory is valued at the lower of cost and net realizable value. Cost of inventory includes cost of purchase (purchase price, import duties, transport, handling, and other costs directly attributable to the acquisition of inventories), cost of conversion, and other costs incurred in bringing the inventories to their present location and condition. Net realizable value for inventories is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Provisions are made in profit or loss of the current period on any difference between book value and net realizable value.

●	Estimated product returns - Revenue from product sales is recognized net of estimated sales discounts, credits, returns, rebates and allowances. The return allowance is determined based on an analysis of the historical rate of returns, industry return data, and current market conditions, which is applied directly against sales.

●	Impairment of non-financial assets - The Company assesses impairment at each reporting date by evaluating conditions specific to the Company that may lead to asset impairment. The recoverable amount of an asset or a cash-generating unit (“CGU”) is determined using the greater of fair value less costs to sell and value in use which requires the use of various judgments, estimates, and assumptions

SIYATA MOBILE INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (CONT’D…)

●	Useful life of intangible assets – The Company estimates the useful life used to amortize intangible assets which relates to the expected future performance of the assets acquired based on management estimate of the sales forecast.

●	Future purchase consideration - In a business combination, the Company recognizes a contingent consideration at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IAS 39 Financial Instruments: Recognition and Measurement, is measured at fair value with changes in fair value recognized either in profit or loss, or as a change to other comprehensive income (“OCI”). If the contingent consideration is not within the scope of IAS 39, it is measured at fair value in accordance with the appropriate IFRS. Contingent consideration that is classified as equity is not re-measured and subsequent settlement is accounted for within equity.

●	Contingent consideration from an asset acquisition is recognized when: the conditions associated with the contingency are met; the Company has a present legal or constructive obligation that can be estimated reliably; and it is probably that an outflow of economic benefits will be required to settle the obligation.

ii)	Critical accounting judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are, but are not limited to, the following:

●	Deferred income taxes – judgments are made by management to determine the likelihood of whether deferred income tax assets at the end of the reporting period will be realized from future taxable earnings. To the extent that assumptions regarding future profitability change, there can be an increase or decrease in the amounts recognized in respect of deferred tax assets as well as the amounts recognized in profit or loss in the period in which the change occurs.

●	Functional currency - The functional currency for the Company and each of the Company’s subsidiaries is the currency of the primary economic environment in which the respective entity operates. The Company has determined the functional currency of each entity to be the Canadian dollar with the exception of Siyata Israel which has the functional currency of the US dollar. Such determination involves certain judgments to identify the primary economic environment. The Company reconsiders the functional currency of its subsidiaries if there is a change in events and/or conditions which determine the primary economic environment.

●	Going concern – As disclosed in Note 1 to the consolidated interim financial statements.

SIYATA MOBILE INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020

RECENT ACCOUNTING PRONOUNCEMENTS

(a)	New accounting pronouncements

The following new accounting policies were adopted by the Company during the year ended December 31, 2019:

As of January 1, 2019, the Company adopted the following new accounting standards and interpretations on a modified retrospective approach:

IFRS 16, Leases

IFRS 16, Leases (“IFRS 16”), specifies how to recognize, measure, present, and disclose leases. The standard provides a single-lessee accounting model, requiring lessees to recognize a right-of-use asset representing its right to use the underlying asset and a liability representing its obligation to make lease payments (“lease obligation”), for all leases unless the Company elects to exclude leases when the lease term is twelve months or less, or the underlying asset has a low monetary value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17, Leases (“IAS 17”). The Company's accounting policy under IFRS 16 is as follows:

At inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company adopted IFRS 16 using the modified retrospective approach and therefore, the comparative information has not been restated and continues to be reported under IAS 17 Leases and IFRIC 4 to determine whether an arrangement contains a lease.

The Company as a lessee

The Company recognizes a right-of-use (“ROU”) asset and a lease liability at the lease commencement date. The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The ROU asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the ROU asset or the lease term. The lease term includes consideration of an option to renew or to terminate if the Company is reasonably certain to exercise that option. Current office and car lease terms range from 6 months to 22 months. In addition, the ROU asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate. Lease payments mainly include fixed, or in substance fixed, payments and variable lease payments that depend on an index or a rate. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability. The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, or if the Company changes its assessment of whether it will exercise a purchase, extension, or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the ROU asset, or is recorded in profit or loss if the carrying amount of the ROU asset has been reduced to zero.

SIYATA MOBILE INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020

RECENT ACCOUNTING PRONOUNCEMENTS (CONT’D)

Effective January 1, 2019 (date of initial application), the Company adopted IFRS 16 using the modified retrospective transition approach. Accordingly, comparative figures as at and for the year ended December 31, 2018 have not been restated and continue to be reported under IAS 17 and IFRIC 4, Determining Whether an Arrangement Contains a Lease (“IFRIC 4”).

The Company has elected to apply the practical expedient to grandfather the assessment of which transactions are leases on the date of initial application, as previously assessed under IAS 17 and IFRIC 4. The Company applied the definition of a lease under IFRS 16 to contracts entered into or modified on or after January 1, 2019.

At transition, the Company used the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17: applied a single discount rate to a portfolio of leases with similar characteristics; recognition exemption of short-term leases; recognition exemption of low-value leases; and used hindsight when determining the lease term if the contract contained options to extend or terminate the lease.

When applying the modified retrospective transition approach, for leases previously classified as operating leases under IAS 17 and IFRIC 4, on initial application, a lessee is permitted to measure the ROU asset, on a lease-by-lease basis, using one of two methods: (1) as if IFRS 16 had always been applied, using the incremental borrowing rate at the date of initial application; or (2) at an amount equal to the lease liability (subject to certain adjustments). For all leases, the Company applied the second method and recognized the ROU assets based on the corresponding lease liability. As at January 1, 2019, the Company recorded lease obligations of $407,776 and ROU assets of $407,776. When measuring lease liabilities, the Company discounted future lease payments using its incremental borrowing rate as at January 1, 2019. The weighted-average rate applied was 7.5%. During the three months ended March 31, 2020, the Company recorded $22,789 of depreciation of ROU assets, and $909 of interest accretion on discounted lease obligations as a result of the adoption of IFRS 16.

The following table reconciles the Company’s operating lease commitments as at December 31, 2018, as previously disclosed in the Company’s annual audited consolidated financial statements, to the lease obligations recognized on initial application of IFRS 16 on January 1, 2019:

As at January 1, 2019	Previously Reported under IAS 17		IFRS 16 Transition Adjustments	As report under IFRS 16
Right of use Assets	$	Nil	$407,776	$407,776
Lease Obligation	$	Nil	$407,776	$407,776

SIYATA MOBILE INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020

Related Party transactionS

Key Personnel Compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers. The remuneration of directors and key management personnel for the nine months ended September 30, 2020 with comparative to the nine months ended September 30, 2020 is as follows:

	2020	2019

Payments to key management personnel:
Salaries, consulting and directors’ fees	$745,679	$902,207
Share-based payments	124,020	815,334
Total	$869,699	$1,717,541

Other related party transactions are as follows:

		(in thousands)
Type of Service	Nature of Relationship	2020	2019

Selling and marketing expenses	VP Technology	90	124
General and administrative expense	Companies controlled by the CEO, CFO and Directors	655	778

Loan to Director

On April 1, 2019 the Company made a loan to a Director in the amount of $200,000 USD. This loan is for a term of 5 years with interest charged at rate of 7% per annum payable quarterly. As of January 1, 2020 the interest rate charged on the loan has been increased to 12% per annum. There are no capital repayment requirements until the end of the term when a balloon payment of the principal balance is required.

Balances and transactions with Accel Telecom Ltd.

The Company had a management agreement with a related company, Accel Telecom Ltd. (“Accel”). As part of the agreement, the Company paid Accel $US 11,000 per month for management services (including services related to finance, general operations, insurance, administration, and other). For the nine months ended September 30, 2020, the management fee was $131,670 CDN (year ended December 31, 2019 totalled $170,000 CDN).

Included in due to related party as at September 30, 2020 is a balance payable to Accel of $77,483 (December 31, 2019 $100,079). The balance is non-interest bearing.

Accel Telecom Ltd. acquired $1,330,000 of face value of 9,172 convertible debentures on June 23, 2020 bearing interest at the rate of 10% per annum payable quarterly, that mature on June 23, 2021. Included with these debentures were 9,172 share purchase warrants with a strike price of $43.50 per common share that expire on June 23, 2021.

OFF-BALANCE SHEET ARRANGEMENTS

The Company currently has no off-balance sheet arrangements.

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com.